June 28, 2019
Via Facsimile
Lorival Luz
Chief Financial Officer
BRF S.A.
Av. Das Nac es Unidas, 8501-1st Floor
Pinheiros
S o Paulo-SP, Brazil

       Re:      BRF S.A.
                Form 20-F for the Fiscal Year Ended December 31, 2018 Filed April 29, 2019
                File No. 1-15148

Dear Mr. Luz:

        We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Risk Factors, page 3
A failure to comply with export control or economic sanctions laws..., page 9

       1. In your letter to us dated September 6, 2016, you discussed contacts with Sudan and
          Syria. A Form 6-K that you filed in 2013 lists a trademark in North Korea for
          Perdig o. Sudan, Syria and North Korea are designated by the U.S. Department of
          State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or economic controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria since your prior letter, and with North
          Korea since November 20, 2017, the date that it was designated, including contacts with their governments, whether through subsidiaries, distributors, affiliates, or other direct or indirect arrangements.
 Lorival Luz
BRF S.A.
June 28, 2019
Page 2

         2. Please discuss the materiality of any such contacts with Sudan, Syria and North Korea, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of revenues, assets and liabilities associated with those countries for the last three fiscal years and the subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In responding to our comments, please provide a written statement from the company acknowledging that:

         the company is responsible for the adequacy and accuracy of the disclosure in the filing;

         staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-
3470 if you have any questions about the comments or our review.

                                                             Sincerely,

                                                             /s/ Cecilia Blye

                                                             Cecilia Blye,
Chief
                                                             Office of Global
Security Risk

cc:      Anne Parker
         Assistant Director